April 5, 2013

QMM: NYSE MKT
QTA: TSX VENTURE
NR-3-13

QUATERRA RESOURCES INC. FILES YEAR END 2012 AUDITED
FINANCIAL STATEMENTS

VANCOUVER, B.C.— Quaterra Resources Inc. (“Quaterra”or “the Company”) announces that its audited Consolidated Financial Statements for the years ended December 31, 2012 and 2011 are now available on the Company’s website at www.quaterra.com. The Consolidated Financial Statements were filed on SEDAR (www.sedar.com) and with the SEC (www.sec.gov) as part of the Company’s Annual Report on Form 20-F on March 28, 2013.

Shareholders can receive a hardcopy of the audited Consolidated Financial Statements free of charge by contacting Quaterra Resources Inc.:

By Mail:	QUATERRA RESOURCES INC.
Suite 1100 – 1199 West Hastings St.
Vancouver, BC V6E 3T5
Canada
Attention: Assistant Corporate Secretary

By Phone:	1 (604) 641-2781
By Email:	info@quaterra.com

A hardcopy of the audited Consolidated Financial Statements will be mailed upon receipt of the request.

Pursuant to Section 610 of the NYSE MKT Company Guide, the Company notes that its audit report contains an “Emphasis of Matter” statement pointing to the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. The Company intends to keep this disclosure in place in all financial statements until the material uncertainties are mitigated.

This announcement does not represent any change or amendment to the Company’s Consolidated Financial Statements or its Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

Other Company Matters

Quaterra also announces today that it has entered into exploration agreements with three private land owners located north and east of the Yerington Mine Site. These parcels cover 913.91 acres that include the historic Bear resource. Under the terms of the agreements, the Company has exclusive rights to explore these parcels with an option to purchase. The Company plans to begin exploration activities on these parcels in 2013. President and CEO Tom Patton said “These agreements are an important step for Quaterra to begin exploring and verifying the historic Bear Resource”. The historic Bear Resource is a large porphyry copper system in the heart of the Yerington District that was discovered and partially delineated by Anaconda in the early 1960s.

The exploration and option agreements also give the Company an exclusive option to purchase surface water rights that total 4.71 cu ft/sec of decree water and 1,139.73 ac-ft/year of supplemental storage water. These water rights are in addition to primary ground water rights which the Company already owns at the Yerington Mine site, totaling 8,628.01ac -ft/year.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits. The Company is currently involved in the consolidation and evaluation of its flagship property, the 100%-owned Yerington copper district in Nevada.

On behalf of the Board of Directors,

“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President and CEO	or	Lauren Stope, Manager Communications
Quaterra Resources Inc.		Quaterra Resources Inc.
604-641-2758		604-641-2746

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.